

May 9, 2014

Via E-mail
Greg McKinney
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, AR 72223

>   **Re:**   **Bank of the Ozarks, Inc.**
>   **Form 10-K for Fiscal Period Ended December 31, 2013**
>   **Filed February 28, 2014**
>   **File No. 000-22759**

Dear Mr. McKinney:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2013

Allowance for Loan and Lease Losses ("ALLL") and Credit Quality Indicators, page 128

1. You disclose on page 79 that your ratio of the allowance for loan and lease losses to non-performing loans and leases has increased from 168% in 2008 to 492% in 2013. Despite the small and decreasing amounts of loan and lease charge-offs and the noticeable improvement in asset quality you have continuously recognized provisions for loan and lease losses over this five year period. Please tell us and revise future filings to provide a more detailed discussion of the changes in your credit quality since your methodology for determining the allowance for loan and leases losses does not appear to capture the apparent improvement in credit quality in your loan portfolio. In your revised disclosures, discuss the significant increase in the allowance for loan and lease losses as a percentage of non-accrual loans and nonperforming assets for each period with a particular focus on the last four fiscal periods

when the ratio of the allowance to total loans and leases to non-performing assets has increased from almost 300% in 2009 to almost 500% in 2013. Please be sure to address why the high allowance for loan and lease losses is reasonable in light of your loan concentration of almost 50% in Texas disclosed on page 59, a state that has achieved strong economic results over the past decade and with a low level of non-performing loans of $266,000 that you disclose on page 78. This implies that the majority of your allowance for loan and lease losses is for the loans not originated in Texas. However, the non-performing loans and leases outside of Texas have been in a fairly tight range of $9 to $14 million over the last four years. Despite this fairly tight range of non-performing loans over the last several years you have an allowance for loans and lease losses of $42.9 million at December 31, 2013. In your response, please explain why you believe your allowance for loan and lease losses was directionally consistent considering asset quality improvements and why you believe your allowance for loan and lease losses was appropriate for these periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at(202)551-3851 or me at (202)551-3752 if you have questions regarding our comment.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief